# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DallasNews Corporation, CIK 0001413898
CUSIP: 235050200
Title of class of securities: Series A Common Stock, $.01 Par Value Per Share
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001193125-24-259013
Filed by CIK 0002041508
Persons authorized to receive notices and communications: John McCarron, 568 Lincoln Ave., Winnetka, Illinois (IL), 60093, 586-219-5266

## Reporting persons
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (CIK 0002041508): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 0; shared voting power 286,516; sole dispositive power 0; shared dispositive power 286,516; aggregate amount beneficially owned 286,516 (6% of the class)
  Comment: Revocable Trust
- Jerrilyn M. Hoffmann (CIK 0002041669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 286,516; sole dispositive power 0; shared dispositive power 286,516; aggregate amount beneficially owned 286,516 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, $.01 Par Value Per Share
Name of issuer: DallasNews Corporation
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866

## Item 2. Identity and Background
Name of person filing:
The Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (the "Trust");

Jerrilyn M. Hoffmann.

The Trust and Jerrilyn M. Hoffmann are referred to collectively as the "Reporting Persons." Ms. Hoffmann is the sole trustee of the Trust.
Residence or business address: The business address of each Reporting Person is 568 Lincoln Ave., Winnetka, IL 60093.
Present principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments. Ms. Hoffmann is principally engaged as a private investor.
Criminal convictions in the last five years: Ms. Hoffmann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, Ms. Hoffmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Florida. Ms. Hoffmann is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of $289,132.07 of personal funds to purchase the additional 47,000 shares of Series A Common Stock reported as beneficially owned in Item 5 since the filing of the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of Series A Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Series A Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Series A Common Stock; (2) changes in the Issuer's operations, business strategy, or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past discussed, and may in the future discuss, such matters with the management or Board of Directors of the Issuer (the "Board"), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Series A Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance, or capitalization; (4) initiating or pursuing a transaction that would result in the Reporting Persons' acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Series A Common Stock or dispose of some or all of the shares of Series A Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions, or otherwise.
The Reporting Persons may express an interest to the Issuer in obtaining governance rights commensurate with the Reporting Person's ownership; there is currently no agreement, express or implied, with respect to the foregoing. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on December 20, 2024, the Reporting Persons beneficially owned 286,516 shares of Series A Common Stock, representing approximately 6.0% of the outstanding shares of Series A Common Stock. The percentage in this paragraph relating to beneficial ownership of Series A Common Stock is based on 4,738,627 Series A shares of Common Stock outstanding as of November 8, 2024, as reported in the Form 10-K for the fiscal year ended November 8, 2024, of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 286,516
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Series A Common Stock which were effected during the past sixty (60) days or since the filing on the Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Exhibit A annexed hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Transactions by the Reporting Persons Since the Most Recent Filing on Schedule 13D

## Signatures
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (12/23/2024)
- Jerrilyn M. Hoffmann: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (12/23/2024)